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17018358

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SEC FILE NUMBER
8-33429

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Transamerica Financial Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

570 Carillon Parkway
(No. and Street)

St. Petersburg	FL	33716
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Beitzel (319) 355-2802
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1 N. Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 27 2017
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

FINANCIAL STATEMENT

Transamerica Financial Advisors, Inc.
December 31, 2016
With Report of Independent Registered Public
Accounting Firm
(Pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934)

OATH OR AFFIRMATION

I, Brian J. Beitzel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Transamerica Financial Advisors, Inc. as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Brian J. Beitzel

CFO



Notary Public


NOTARIAL SEAL
IOWA
JESSICA SCOTT
Commission Number 795892
My Commission Expires
April 28, 2019

This report ** contains (check all applicable boxes):

(X)... (a) Facing Page.
(X)... (b) Statement of Financial Condition.
( )... (c) Statement of Income (Loss).
( )... (d) Statement of Cash Flows.
( )... (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
( )... (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
( )... (g) Computation of Net Capital.
( )... (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( )... (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
( )... (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( )... (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X)... (l) An Oath or Affirmation.
( )... (m) A copy of the SIPC Supplemental Report.
( )... (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONFIDENTIAL

TRANSAMERICA FINANCIAL ADVISORS, INC.
FINANCIAL STATEMENT
December 31, 2016

Contents



Report of Independent Registered Public Accounting Firm

To Management of Transamerica Financial Advisors, Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Transamerica Financial Advisors, Inc. (the "Company") as of December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement of financial condition in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2017

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

TRANSAMERICA FINANCIAL ADVISORS, INC.
STATEMENT OF FINANCIAL CONDITION
(Dollars in thousands)
December 31, 2016

Assets		
Cash and cash equivalents	$	29,938
Cash segregated under federal regulation		250
Receivables from clearing broker		528
Investments in securities, at fair value		699
Agent notes receivable		386
Commissions receivable affiliated		363
Commissions receivable		1,529
Other receivables		16,393
Recoverable from Parent under tax allocation agreement		1,418
Prepaid expenses and other assets		560
Total assets	**$**	**52,064**
Liabilities and stockholder's equity		
Liabilities		
Commissions payable	$	1,296
Due to affiliates		6,766
Deferred tax liability net		4,481
Other liabilities		5,889
Total liabilities		**18,432**
Stockholder's equity		
Common stock, $1 par value, 5,000 shares authorized; 1,209 issued and outstanding		2
Additional paid-in capital		25,668
Retained earnings		7,962
Total stockholder's equity		**33,632**
Total liabilities and stockholder's equity	**$**	**52,064**

See Notes to Financial Statements

TRANSAMERICA FINANCIAL ADVISORS, INC.
NOTES TO FINANCIAL STATEMENT
(Dollars in thousands)

1. Organization

Transamerica Financial Advisors, Inc. (the "Company") is 51.6% owned by Transamerica Corporation ("Transamerica"), 10.8% owned by Commonwealth General Corporation ("CGC") and 37.6% owned by AEGON Asset Management ("AAM"). The Company was formerly owned 51.6% by AUSA Holding Company, which was a wholly owned subsidiary of AEGON USA, LLC. AEGON USA, LLC merged into Transamerica effective December 31, 2015. Transamerica, CGC and AAM (the "Parent") are indirect wholly owned subsidiaries of AEGON N.V. ("AEGON"), a public limited liability share company organized under Dutch law. The Company is an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). In addition, the Company is an investment advisor under the Investment Advisors Act of 1940. The Company markets financial products for both affiliated and nonaffiliated companies, such as variable annuities, variable life insurance, mutual funds, real estate investment trusts, advisory programs, and certain securities to investors throughout the United States.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statement have been prepared in conformity with U.S. generally accepted accounting principles (U.S.GAAP).

Discontinued Operations

On November 3, 2015, Transamerica announced that John Hancock Financial Network, Inc. ("JHFN") would acquire certain assets of Transamerica Financial Advisors, Inc., Transamerica's independent broker-dealer and registered investment adviser headquartered in St. Petersburg, FL. Following the close in the second quarter of 2016, approximately 80 Transamerica employees who support TFA and more than 800 advisors became affiliated with Signator Investors, Inc. ("Signator"), a broker-dealer of John Hancock Financial Network. The transaction represented the sale of a certain distribution channel of TFA; however, Transamerica continues to support its retail broker-dealer, which has 3,000-plus affiliated registered representatives.

The TFA transaction closed on May 13, 2016. In accordance with the terms of the purchase agreement, 75% of the purchase price was paid at closing and the remainder is structured as an earn-out to be paid 12 months after closing. The cash received attributable to 75% of the purchase price amounted to $47,745 (calculated as base consideration +/- closing consideration adjustment amount multiplied by 75%).

Contingent consideration generally represents an obligation of the acquirer to transfer additional assets or equity interests to the selling Company if future events occur or conditions are met. The TFA purchase agreement specifies that 25% of the purchase price is to be paid after a 12-month earn-out period based on the TFA financial advisors who remain affiliated with Signator at that time. This earn-out consideration has been accounted for as contingent consideration. The fair value of the contingent consideration expected to be received in May 2017 is $12,638, which is recorded in other receivables on the Statement of Financial Condition.

The Company determined that the transaction met the criteria of a discontinued operation as the sale represented a strategic shift that had a significant effect on the operations of the Company.

There was no material Statement of Financial Condition impact as a result of management's assessment that this component of the business is held for sale.

Estimates

The preparation of financial statement requires management to make estimates and assumptions affecting the reported amounts of assets, liabilities and the disclosures of contingent assets and liabilities. Those estimates are inherently subject to change and actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and on deposit and money market funds with original maturities of three months or less. Cash and cash equivalents, except money market funds, are primarily valued at amortized cost, which approximates fair value. Cash and cash equivalents have no restrictions, gates, or credit issues. Money market funds are valued based on floating net asset value ("NAV") provided by the fund managers.

Cash Segregated under Federal Regulation

Represents special reserve funds for the exclusive benefit of customers required by rule 15c3-3.

Receivables from Clearing Broker

Receivables from clearing broker are related to cash held at the clearing broker dealer.

Investments

The Company's investments at year-end consist primarily of equity securities, mutual funds, and exchange traded funds, which are reported at fair value.

Agent Notes Receivable

Agent notes receivable balance represents all of the uncollected balances for TFA non-provider companies.

Commissions Receivable Affiliated

Commissions receivable affiliated represents 12b-1 fee accruals and brokerage commissions.

Commissions Receivable

Commissions receivable represents non-affiliated agency checks and advisory fees.

Other Receivables

The Company's receivables represent accrued revenue for dealer concessions as well as a $12,638 contingent consideration due from John Hancock related to the sale of the business in 2016. That final payment is due to be

paid when the earn-out period ends in May 2017 and is based on the TFA financial advisors who remain affiliated with Signator at that time.

Deferred Income Taxes

State and federal deferred income tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities, using the enacted marginal tax rate. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period.

Prepaid Expenses

Prepaid assets consist of monthly FINRA licensing fees paid directly through the FINRA CRD (Central Registration Depository) account as well as prepaid annual FINRA assessments. These assessments and fees are amortized over the term of the coverage period.

Other prepaid expenses are amortized over the term of the coverage period.

Commissions Payable

Commissions payable represents 12b-1 fee, brokerage commissions, and advisory accruals.

Due to affiliates

The Company is a party to a cost sharing agreement with affiliates in order to facilitate payments associated with employee costs, accounts payable services, underwriting services, and other miscellaneous expenses. The Company settles with the Parent regularly based on net capital positions in order to keep these liabilities current.

Other liabilities

Other liabilities consist of employee accruals, accounts payable, and litigation accruals.

Current Accounting Guidance

Accounting Standards Update ("ASU") 2015-07, *Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)*

In May 2015, the Financial Accounting Standard Board ("FASB") issued ASU 2015-07, *Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)*. The amendments in this Update remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value ("NAV") per share as a practical expedient. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the NAV per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. The amendments

(Dollars in thousands)

are effective for public business entities for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. A reporting entity should apply the amendments retrospectively to all periods presented. The Company adopted the standard on January 1, 2016. Adoption of this ASU did not have a material impact on the Company's financial statement.

ASU 2014-15, *Presentation of Financial Statement*

In August 2014, the FASB issued ASU 2014-15, *Presentation of Financial Statements-Going Concern* (ASC Subtopic 205-40): *Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern.* This guidance requires an entity's management to evaluate whether there are conditions or events that, when considered in the aggregate, raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statement are issued. It also requires disclosures under certain circumstances. The guidance is effective for annual periods ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. The Company implemented policies and procedures in compliance with the new guidance and adoption of the ASU, and it did not have a material impact on the Company's financial statement.

Future Accounting Guidance

ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)*

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers (Topic 606).* The guidance in this update supersedes the revenue recognition requirements in Topic 605, *Revenue Recognition*, and most industry-specific guidance unless the contracts are within the scope of other standards (for example, financial instruments, insurance contracts or lease contracts). The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance establishes a five-step process to achieve this core principle. An entity may use either of two transition methods: retrospective to each prior reporting period presented with certain practical expedients, or retrospective with the cumulative effect of initial application recognized at the date of initial application subject to certain additional disclosures. The Company has not yet selected a transition method. In March 2016, the FASB issued ASU 2016-08, *Revenue from Contracts with Customers: Principal versus Agent Considerations (Reporting Revenue Gross versus Net)*, which clarifies the implementation guidance on principal versus agent considerations of Topic 606. In April 2016, the FASB issued ASU 2016-10, *Revenue from Contracts with Customers: Identifying Performance Obligations and Licensing*, which clarifies the following two aspects of Topic 606: identifying performance obligations and the licensing implementation guidance. In May 2016, the FASB issued ASU 2016-12, *Revenue from Contracts with Customers: Narrow-Scope Improvements and Practical Expedients*, which provides clarifying guidance in a few narrow areas and adds some practical expedients to the guidance. In December 2016, the FASB issued ASU 2016-20, *Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers*, which affects narrow aspects of the guidance issued in Update 2014-09. In August 2015, the FASB issued ASU 2015-14, *Deferral of the Effective Date*, which defers the effective date by one year. As a result, these updates will be effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early application of these updates is permitted only as of annual reporting periods beginning after December 15, 2016. The Company is currently evaluating the impact that adoption of ASU 2014-09 will have on its financial statement.

(Dollars in thousands)

3. Fair Value Measurements and Fair Value Hierarchy

ASC 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements.

In accordance with ASC 820, the Company has categorized its financial instruments into a three-level hierarchy, which is based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the Statement of Financial Condition are categorized as follows:

- *Level 1.* Unadjusted quoted prices for identical assets or liabilities in an active market that the company has ability to access at measurement date.
- *Level 2.* Inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

  a) Quoted prices for similar assets or liabilities in active markets

  b) Quoted prices for identical or similar assets or liabilities in non-active markets

  c) Inputs other than quoted market prices that are observable

  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means

- *Level 3.* Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The following table presents the Company's hierarchy for its assets measured at fair value on a recurring basis at December 31, 2016:

	December 31, 2016			
	Level 1	**Level 2**	**Level 3**	**Total**
Assets				
Investments in securities (a)	$ 208	$ -	$ -	$ 208
Investments measured at net asset value ("NAV") (b)	-	-	-	6,163
Total assets	**$ 208**	**$ -**	**$ -**	**$ 6,371**

(Dollars in thousands)

(a) These investments are exchange -traded funds that are valued based on daily market close price of the underlying securities held in each account.

(b) Amounts are comprised of certain money market funds that are measured at fair value using the floating NAV per share (or its equivalent) as a practical expedient and have not been classified in the fair value hierarchy in accordance with Subtopic 820-10. These money market funds do not have any lockup periods. Operating cash is not included in the above-mentioned table.

The following table summarizes the redemption frequency and notice period of the Company's investments:

4. Income Taxes

The Company's federal and state income tax returns (where applicable) is consolidated with other included affiliated companies. The method of allocation between the companies is subject to the written tax allocation agreement. Under the terms of the tax allocation agreement, allocations are based on separate income tax return calculations. The Company is entitled to recoup federal income taxes paid in the event the future losses and credits reduce the greater of the Company's separately computed income tax liability or the consolidated group's income tax liability in the year generated. The Company is also entitled to recoup federal income taxes paid in the event the losses and credits reduce the greater of the Company's separately computed income tax liability or the consolidated group's income tax liability in any carryback or carry forward year when so applied. Accrued separate Company state income taxes for consolidated state income tax returns that are not paid by the Company under the tax sharing agreement are settled through capital contribution or distributions to the Parent. Under this agreement, the Company received contributions from Transamerica, AAM, and CGC of $171, $125, and $36, respectively, during the year ended December 31, 2016, as a result of tax sharing. Intercompany income tax balances are settled within thirty days of payment to, or filing with the Internal Revenue Service. Deferred income taxes have been established by each member of the consolidated group based upon temporary differences within each entity. A tax return has not been filed for 2016.

The Company provides for deferred income taxes resulting from temporary differences that arise from recording certain transactions in different years for income tax reporting than for financial reporting purposes. These include a contingent consideration not yet taxable and other expenses not deductible until future periods for tax purposes. The contingent consideration relates to the earn-out component of the Signator sales agreement with which be finalized in May of 2017. As of December 31, 2016, the total deferred income tax liability was $(4,481).

The Company has analyzed all material tax positions under the guidance of ASC 740, Income Taxes, related to the

(Dollars in thousands)

accounting for uncertainty in income tax and determined there were tax benefits of $14 and $33, respectively, which should not be recognized at December 31, 2016 and 2015, which is primarily related to a Los Angeles Gross Receipts audit. It is not anticipated that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date.

The total interest payable balance as of December 31, 2016 is $52.

The Company's federal income tax returns have been examined by the Internal Revenue Service and closing agreements have been executed through 2008. We expect receivables and payables for 2005-2008 to be settled in early 2017. An examination is in progress for the year 2009 through 2013. The Company believes that there are adequate defenses against or sufficient provisions established related to any open or contested tax positions.

5. Related Party Transactions

The Company is a member of a group of affiliated companies that are engaged in the sale of life insurance, annuities, and other investment-related activities. Commissions receivable of $363 from the sales of life insurance, mutual funds, and annuities for affiliated companies was accrued as of December 31, 2016.

The Company is party to cost-sharing agreements between Transamerica affiliated companies, providing general administrative services as needed. The outstanding continuing operations payable associated with the cost sharing agreement totaled $1,561.

During 2016, the Company paid dividends of $18,060, $13,167, and $3,773 to AUSA, AAM, and CGC respectively. During 2016, the Company received capital contributions of $171, $125, and $36 from AUSA, AAM, and CGC respectively, pursuant to the tax sharing agreement.

6. Commitments and Contingencies

The Company is involved in litigation and arbitrations in the normal course of business. These matters include, but are not limited to, claims relating to alleged registered representative misconduct, in which recovery of compensatory and/or punitive damages may be sought. The Company is, from time to time, also involved in regulatory investigations, actions, and inquiries. In all such matters, the Company has cooperated fully with the applicable regulatory agency or self-regulatory organization.

The Company assesses its liabilities and contingencies utilizing available information. For those matters where it is probable the Company will incur a potential loss and the amount of the loss is reasonably estimated, in accordance with FASB ASC No. 450, *Contingencies*, an accrued liability has been established. These reserves represent the Company's aggregate estimate of the potential loss contingency at December 31, 2016 and are believed to be sufficient. Such liabilities may be adjusted from time to time to reflect any relevant developments.

As of December 31, 2016, the Company recorded $435 for pending legal and regulatory matters in other liabilities on the Statement of Financial Condition.

7. Guarantees

In the normal course of business, the Company indemnifies and guarantees clearing agents against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. Pursuant to the terms of the agreements between the Company and the clearing agents, the clearing agents have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. At December 31, 2016, unsecured debits totaled $29. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that since it only takes trades with customer invested funds, it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications as of December 31, 2016. In addition, the Company has the right to pursue collection from the counterparties who do not perform under their contract.

8. Subsequent Events

The financial statement is adjusted to reflect events that occurred between the balance sheet date and the date when the financial statement is issued, provided they give evidence of conditions that existed at the balance sheet date.

Events that are indicative of conditions that arose after the balance sheet dare are disclosed, but do not result in an adjustment of the financial statement. As of February 28, 2017, no subsequent events have been identified that require disclosure or adjustments to the financial statement.